Exhibit 1

For Immediate Release	19 May 2015

WPP PLC (“WPP”)

WPP has acquired a majority stake in UK-based sports marketing agency Two Circles

WPP has acquired a majority stake in Two Circles Limited, a data-driven sports marketing agency based in London. Following the deal, Two Circles will become part of ESP Properties, GroupM’s newly launched company serving rightsholders from the worlds of sports and entertainment.

Founded in 2011, Two Circles has established itself as the market leader for a data-driven approach to sports marketing in Europe. Employing 55 people, the agency works with leading sports rightsholders across 10 markets internationally, enabling them to deliver the right messages to the right customers at the right time and in doing so, deliver commercial growth across all key revenue streams.

The agency’s clients include England and Wales Cricket Board, Valencia CF, Liverpool FC, Lawn Tennis Association, Ascot Racecourse, Harlequins, Bath and Wasps Rugby.

In 2014, Two Circles was awarded Agency of the Year at the BT Sport Industry Awards as well as winning Marketing Week and Sports Technology Awards. The business is also a nominee for Agency of the Year at the 2015 Brand Republic Digital Awards.

Two Circles will continue to operate as a stand-alone business within ESP Properties and be led by CEO Matt Rogan and Managing Director Gareth Balch. The agency’s consolidated revenues for the year ended 31 August 2014 were £2.7 million, with gross assets of £1.0 million as at the same date.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its digital capabilities. WPP’s digital revenues were US $6.9billion in 2014, representing 36% of the Group’s total revenues of US$19billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Collectively, WPP’s media investment management businesses, which include GroupM, generate worldwide revenues of over US$5.0billion (including associates).

Contact:
Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP